               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                   Matrix Capital Corporation
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, par value $.0001 per share
_________________________________________________________________
                 (Title of Class of Securities)


                            576819106
_________________________________________________________________
                         (CUSIP Number)


                          John M. Stein
                         507 Carew Tower
                         441 Vine Street
                     Cincinnati, Ohio  45202
                         (513) 241-6166
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         March 26, 1998
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 4 Pages

CUSIP No. 576819106                13D               2 of 6 pages
_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                     Financial Stocks, Inc.
                           85-0366665
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) ___
     (b)  X

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)   Citizenship or Place of Organization

                              Ohio
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power           401,346 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power          22,954 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power      401,346 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power     22,954 |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                             424,300
_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) ___

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              6.3%
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               IA

Item 1.   Security and Issuer
          -------------------

          This statement relates to the Common Stock, par value
$.0001 per share ("Common Stock"), of Matrix Capital Corporation
(the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               Matrix Capital Corporation
               1380 Lawrence Street, Suite 1410
               Denver, Colorado 80204


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
------------             ----------------         -----------

FSLP                        401,346 (1)               6.0

Rising Stars                 22,954 (2)                .3

(1) As general partner of FSLP, FSI has sole voting power and dispositive power with respect to these shares.

(2) As an investment advisor to Rising Stars, FSI shares voting power and dispositive power with respect to these shares.

          The following table sets forth information with respect to all transactions with respect to the Common Stock in which FSI has engaged in the last 60 days.

Date                Shares Purchased         Price Per Share
----                ----------------         ---------------

               For FSLP       For Rising Sun
               --------       --------------

3/26/98         51,801           3,899         $27.4375


All of such shares of Common Stock were acquired in open market transactions.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FINANCIAL STOCKS, INC.


March 27, 1998                By:    /s/ John M. Stein
--------------                    --------------------------
    Date                          John M. Stein, President